Exhibit 99.6

Extending ArFi immersion scanner capability in support of 1xnm production nodes

Frank Bornebroek

Feb 27th 2014, SPIE Advanced Lithography, San Jose

Contents

Lithography requirements & immersion roadmap

New ArFi technology introduced in HVM

Productivity

Focus control

Imaging

Overlay

Future developments & Summary

TWINSCAN ArFi roadmap supports future nodes

including overlay & focus requirements for multiple patterning

Litho Requirements 2013 – 2014 2014 – 2015 2016 – 2018

On Product Overlay 6.5 nm 5-3.5 nm 5-3.5 nm 3.5-2.5 nm

CD Uniformity iso 1.8 nm 1.4 nm 1.4 nm 1.1 nm

Total Focus Budget 80 nm 60-55nm 60-55 nm 55-50 nm

Node extension

package

NXT:1960Bi NXT:1970Ci NXT Extensions

NXT installed base to

NXT:1970Ci

Timing Q1 2013 1H 2014 1H 2014 2H 2015

DCO / MMO 2.5 / 4.5*nm 2.0* / 3.5*nm 2.0* / 3.5*nm <1.5* / <2.5*nm

Full Wafer Focus Unif 22nm 20nm 20nm 15nm

Full Wafer CDU (iso) 2.0nm 1.3nm 1.3nm 1.0nm

Throughput (96 shots) 230 WpH 250 WpH 250 WpH 250 WpH

Defects/Wafer 10 <7 <7 <7

* Full Wafer to reference

NXT:1960Bi systems show high productivity

Up to > 4000 WpD quarter average, > 5000 WpD best week average

6000

Best week 5000 Best quarter

4000

Wafers per Day

3000

(actuals)

2000

1000

65 systems 54 systems 39 systems

0 (>50% utilization) (>50% utilization) (>50% utilization)

Foundry DRAM NAND

NXT: 1960Bi installed base systems with utilization > 50%, max per segment

NXT:1970Ci is in use in HVM

ASML
Public
Slide 6
5 March 2014

# TWINSCAN NXT:1970Ci design improvements

## to support down to 10 nm node requirements


ASML
Wafer Stage:
Higher throughput
Tighter focus & overlay
Improved thermal stability
Lens:
Reduced non-correctable errors
Improved Matching
Immersion hood:
Higher productivity
UV Level sensor:
Process independent leveling
Improved edge focus control
Parallel lens interferometer:
Improved Lens heating &
Reticle heating control
Legend:
Overlay
Imaging/Focus
Productivity

New NXT:1970Ci ramping to HVM productivity in days

in use for Logic, MPU, NAND & DRAM applications

>10 NXT:1970Ci systems in field by Q1 2014 5 systems already in use

5 March 2014

5000

NXT:1970Ci system ramping to 4500 HVM at memory chip maker

4000 3500 3000 2500 2000 1500 1000 500

0 day 1 day 2 day 3 day 4 day 5- day 15-

14 21 (max) (max)

# TWINSCAN NXT:1970Ci design improvements

to support down to 1x nm node requirements

Public
Slide 8
5 March 2014


Wafer Stage:
Higher throughput
Tighter focus & overlay
Improved thermal stability
ASML
Lens:
Reduced non-correctable errors
Improved Matching
Immersion hood:
Higher productivity
UV Level sensor:
Process independent leveling
Improved edge focus control
Parallel lens interferometer:
Improved Lens heating &
Reticle heating control
Legend:
Overlay
Imaging/Focus
Productivity

Public
Slide 9
5 March 2014

# 250 WpH NXT:1970Ci wafer throughput proven

## with robust immersion defect control

New wafer stage & immersion hood support 800mm/s scan speed


Wafers per hour
250
240
230
220
210
200
1
2
3
4
5
6
7
8
9
NXT:1960Bi throughput
NXT:1970Ci systems

0.6 scanner defects/ wfr

(10wfr average. No post-soak, Resist: AIM5484 80°)


Immersion defects
20
15
10
5
0
Resist contact angle 60° - 75 °
(customer wafer stacks)

NXT:1970Ci wafer stage improved dynamics

at high productivity with consistent performance from centre-to-edge

1960Bi 0.7 m/s Overlay 1970Ci 0.8 m/s

40% 40%

MA MA X Y

Focus

75%

MA Z

NXT:1970Ci shows down to 10nm focus uniformity

consistent for all systems & center-to-edge

Focus Uniformity [nm]

20 Focus Uniformity including wafer (table) un-flatness & process contributions

15

10

5

Scanner contribution only

0

1 2 3 4 5 6 7 8 9

NXT:1970Ci systems

Full wafer 9.1 nm

Results have been corrected for Offset &tilt per field to illustrate Imaging Optimizer capability

NXT:1970Ci wafer table heater minimizes fingerprints

NXT:1960Ci segmented wafer table heater

NXY:1970Ci multi-segment wafer table heater

ASML
Public
Slide 13
5 March 2014

# TWINSCAN NXT:1970Ci design improvements

## to support down to 1x nm node requirements


ASML

**Wafer Stage:**
*Higher throughput*
*Tighter focus & overlay*
*Improved thermal stability*

**Lens:**
*Reduced non-correctable errors*
*Improved Matching*

**Immersion hood:**
*Higher productivity*

**UV Level sensor:**
*Process independent leveling*
*Improved edge focus control*

**Parallel lens interferometer:**
*Improved Lens heating &*
*Reticle heating control*

**Legend:**
- Overlay
- Imaging/Focus
- Productivity

Improved NXT:1970Ci projection lens aberration control

proven at multiple systems

NXT:1950i/60Bi [a.u.] (>200 systems)

aberrations

NXT:1970Ci (7 systems)

Lens Projection

RMS RMS RMS RMS RMS Z5-Z37 Spherical Coma Astigmatism 3-Foil

# TWINSCAN NXT:1970Ci design improvements

to support down to 1x nm node requirements

ASML
Public
Slide 15
5 March 2014

**Wafer Stage:**
*Higher throughput*
*Tighter focus & overlay*
*Improved thermal stability*


ASML

**Lens:**
*Reduced non-correctable errors*
*Improved Matching*

**Immersion hood:**
*Higher productivity*

**UV Level sensor:**
*Process independent leveling*
*Improved edge focus control*

**Parallel lens interferometer:**
*Improved Lens heating &*
*Reticle heating control*

Legend:
- Overlay
- Imaging/Focus
- Productivity

Parallel Image sensor enables minimized reticle heating

PARIS sensor allows for accurate higher order corrections

NXT:1960Bi

1 nm

NXT:1970Ci with PARIS sensor

1 nm

Reticle heating residuals after correction (max over 15 wafers, 50 mJ/cm2)

2x7 points capture actual barrel shape

Lens correction using scanning lens element

Faster & more accurate measurement using Parallel Lens Interferometer (PARIS)

Automatic wafer-by-wafer lens heating corrections

New ultra-fast Paris sensor measures lens heating in between every wafer

Lens heating causes field distortion offsets

New multifunctional sensor detects lens heating …

And corrects it with aberration manipulator

NXT:1970Ci lens heating corrections result in stable through-lot overlay

Lot-by-lot feed forward correction only

Overlay drift mainly due to low order aberration drift (Z2/3)

Machine Overlay

wafers in lot

Wafer-by-wafer feed back correction with Paris sensor

Machine Overlay

wafers in lot

1st layer: Annular illumination | low reticle transmission 2nd layer: Dipole illumination | high reticle transmission

Public
Slide 19
5 March 2014

# TWINSCAN NXT:1970Ci design improvements

## to support down to 1x nm node requirements


Wafer Stage:
Higher throughput
Tighter focus & overlay
Improved thermal stability
ASML
Lens:
Reduced non-correctable errors
Improved Matching
Immersion hood:
Higher productivity
UV Level sensor:
Process independent leveling
Improved edge focus control
Parallel lens interferometer:
Improved Lens heating &
Reticle heating control
Legend:
Overlay
Imaging/Focus
Productivity

Reduced process dependency by leveling with UV LS

More and smaller detection spots for more accurate edge measurement

Previous level sensor

600 nm ~ 1 µm

Resist

BARC Contact

SiO2

Si Gate intrafield Note: AGILE effect airgauge sensor is used to calibrate

80 0.1 60 0.09 40 0.08 scaling) 20 0.07 0 _limit [nm] manual 0.06 Y [m] (auto -20

Example: Z_

0.05

NAND -40 0.04 product wafer -60

0.03

-80 0.1 0.105 0.11 0.115 0.12 0.125 0.13 0.135 0.14 X [m] (auto scaling)

Reduced process & product sensitivity

accurate edge roll-off measurement

New level sensor (UV-LS)

200 nm ~425 nm

Resist

BARC Contact

SiO2

Si Gate

80

0.1

60

0.09

40

scaling) 0.08

20 0.07 _limit [nm] 0 manual Y [m] (auto 0.06 -20

Example: Z_

0.05 NAND -40

0.04 product wafer -60

0.03 0.105 0.11 0.115 0.12 0.125 0.13 0.135 0.14 -80 X [m] (auto scaling)

NXT:1970Ci UV Level Sensor works for all applications

LOGIC DRAM NAND

previous Level Sensor

600 nm

~ 1 µm

UV

Level Sensor

200 nm

~

425 nm

No air gauge sensor based intra-field fingerprint compensation applied

NXT:1970Ci system Imaging performance

NXT:1970Ci shows stable CDU through lot

40nm isolated lines—full wafer

Horizontal Vertical

40nm dense lines—full wafer

Horizontal Vertical

NXT:1970Ci system Overlay performance

NXT:1970Ci design shows improved machine overlay

to well below 1 nm

NXT:1960Bi at 230 WpH & 700mm/s (SPIE 2013)

NXT:1970Ci at 250WpH & 800mm/s (2014)

0.90/0.79 nm

(99.7% of all data)

>25% overlay improvement

0.65/0.56 nm

(99.7% of all data)

For HVM usability chip manufacturers need

stable & robust overlay (heating, lot settings)

matching to ArFi & EUV

seamless integration with holistic lithography

consistent performance for multiple scanners

without productivity compromise

NXT:1970Ci minimizes heating and lot transition effects

resulting in <2 nm machine overlay through lot

Paris in-line lens heating correction

Paris in-line reticle heating correction

Multi-segment wafer table heating correction

wafer 1 11 17 18

5.0 Machine overlay [nm] 2.5

(1.94 nm, 1.97nm)

0.0

1st

Layer

Reticle heating Lens heating

Dense Lines Mode = Quasar

NA = 1.35, Sigma = 0.98/0.90 Transmission: ~40%

wafer

1 2 3 4 5 6 7 8 9 10 11 1213141516 17 18 1920212223

Lot

2nd

Layer

Wafer heating Varying lot sizes

Cuts/Via’s Mode = Annular

NA = 1.35, Sigma = 0.94/0.79 Transmission: ~80%

wafer

1 2 3 4 5 6 7 8 9 10 1 2 3 4 5 6 1 1 2 3 4 5 6

Lot Lot Lot Lot

NXT:1970Ci shows <2.5 nm matched overlay capability

consistently for all systems

Matched machine overlay

(ArFi to ArFi)

NXT:1970Ci systems

2.2 nm 1.9 nm

2.1 nm 2.0 nm

2.0 nm 2.0 nm

2.0 nm 1.9 nm

2.0 nm 2.0 nm

2.1 nm 1.9 nm

Wafers 1-6

Results have been corrected for higher order wafer & field fingerprint

NXT:1970Ci supports correction of higher order wafer & field fingerprints by holistic lithography

NXT:1970Ci ArFi supports EUV insertion

overlay matching at 2.6nm demonstrated

1st layer NXE:3300

Matched Overlay EUV to ArFi

X: 2.6 nm

Y: 2.5 nm

2nd layer NXT:1970Ci

YieldStar overlay metrology

Future developments

Future improvements will be driven by Overlay & Focus control

Several improvement areas under investigation

Alignment improvements

Improved robustness Improved accuracy

Wafer stage & wafer table

Improved focus performance Improved temperature control

Reticle stage

Further reticle heating improvements

Lens

Improved temperature control Reduced non-correctable errors

Grid calibration improvements

Reduction of grid calibration errors

Summary

# TWINSCAN NXT ArFi supports overlay & focus requirements for 1x nm nodes at high productivity

ASML
Public
Slide 32
5 March 2014

- NXT:1960Bi systems at chipmakers show up to **> 5000 WpD productivity**
- New NXT:1970Ci ramping to HVM productivity
  - **250 WpH wafer throughput** at 800mm/s with robust immersion defect control
  - **New parallel image sensor** minimizes lens & reticle heating effects
  - Reduced process effects & accurate edge detection by **UV Level Sensor**
  - Intrinsic **machine overlay as low as 0.65nm**
  - **Matched overlay to ArFi capability <2.5 nm** shown on all systems
  - Overlay **matching to EUV at 2.6nm** demonstrated

Acknowledgements to:

Janneke van Heteren, Joost Smits, Martijn Leenders, Igor Bouchoms, Wim de Boeij, Jan Jaap Kuit, Remi Pieternella, Toine de Kort, Peter Schrap, Jeroen Bominaar, Siebe Landheer, Mayke van der Ploeg, Alexander Padyi, Birgitt Hepp, Shufen Tsoi, Jeffry Goossens, Ron Schuurhuis, Richard Pongers, Pieter Gunter, Ruben Snijdewind, Mustafa Cem Unver, Paul Teunissen, Thomas Voss, Bart Smeets, Oksana Gnatiuk, Dion George, Afra de Graaf , Nico Vanroose, Marjan Hoofman, Roelof de Graaf, Haico Kok, Matthew McLaren